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                            December 7, 2022

       Roderick Wong
       Chief Executive Officer
       Health Sciences Acquisitions Corp 2
       40 10th Avenue, Floor 7
       New York, NY 10014

                                                        Re: Health Sciences
Acquisitions Corp 2
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed November 22,
2022
                                                            File No. 333-266660

       Dear Roderick Wong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Business of Orchestra
       Advancing a High-Impact Pipeline, page 224

   1. We note your response to our previous comment 4 regarding next milestones and expected timing. Please revise
to clearly state in the table or the footnotes whether an IDE or CTN has already been
submitted for these trials or if they have not yet been submitted to give potential investors a
better understanding of the timeline presented.
       Business of Orchestra
       Clinical Results, page 247

   2. We refer to your revised disclosure on page 248 that eight SAEs out of 29 SAEs were
 Roderick Wong
Health Sciences Acquisitions Corp 2
December 7, 2022
Page 2
      "adjudicated as 'highly probable', 'probable', or 'unlikely' related to the index procedure and/or the investigational device." Please revise to clearly explain the number of SAEs that are related to the procedure or device, and if these were all cardiac-related.
      You may separately disclose the number of SAEs that are "unlikely" to be related to the procedure or device.
       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

FirstName LastNameRoderick Wong                              Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameHealth Sciences Acquisitions Corp 2
                                                             Services
December 7, 2022 Page 2
cc:       Janeane Ferrari, Esq.
FirstName LastName